Exhibit 99.105

DIGIHOST TECHNOLOGY INC.

(formerly HashChain Technology Inc.)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(EXPRESSED IN UNITED STATES DOLLARS)

Independent Auditor’s Report To the Shareholders of Digihost Technology Inc. (formerly Hashchain Technology Inc.)	Raymond Chabot Grant Thornton LLP Suite 2000 National Bank Tower 600 De La Gauchetière Street West Montréal, Quebec H3B 4L8 Telephone: 514-878-2691 Fax: 514-878-2127 www.rcgt.com

Opinion

We have audited the consolidated financial statements of Digihost Technology Inc. (formerly Hashchain Technology Inc.) (hereafter “the Company”), which comprise the consolidated statement of Financial Position as at December 31, 2020, and the consolidated statement of loss and comprehensive loss, the consolidated statement of changes in shareholders’ equity (defiency) and the consolidated statement of cash flows for the year then ended, and notes to consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly,in all material respects, the financial position of the Company as at December 31, 2020, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the “Auditor’s responsibilities for the audit of the consolidated financial statements” section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities inaccordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other matter – Comparative information audited by a predecessor auditor

The consolidated financial statements of the Company for the year ended December 31, 2019 were audited by another auditor who expressed an unmodified opinion on those statements on June 11, 2020.

Member of Grant Thornton International Ltd

Information other than the consolidated financial statements and the auditor’s report thereon

Management is responsible for the other information. The other information comprises the information included in Management’s Discussion and Analysis, other than the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible forassessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis ofaccounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

2

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

–	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

–	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control;

–	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management;

–	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern;

–	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;

–	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Louis Roy, CPA auditor, CA.

Montreal

April 30, 2021

[1]	CPA auditor, CA public accountancy permit no A125741

3

Digihost Technology Inc. (formerly HashChain Technology Inc.)

Consolidated Statements of Financial Position
(Expressed in United States Dollars)

	As at December 31,	As at December 31,
	2020	2019
ASSETS
Current assets
Cash	$31,250	$152,154
Cash held in trust	-	1,151,783
Digital currencies (note 4)	4,508,042	-
Amounts receivable and prepaid expenses (note 5)	12,622	161,919
Loan receivable (notes 6 and 16)	141,552	2,431,655
Total current assets	4,693,466	3,897,511

Property, plant and equipment (note 7)	6,497,634	-
Right of use assets (note 10)	2,413,720	-
Intangible asset (note 9)	1,572,500	-
Goodwill (notes 3 and 8)	1,342,281	-
Total assets	$16,519,601	$3,897,511

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)

Current liabilities
Accounts payable and accrued liabilities	$920,914	$68,458
Lease liabilities (note 11)	111,672	-
Loans payable (note 12)	2,010,172	-
Subscription liability (note 13)	-	4,103,766

Total current liabilities	3,042,758	4,172,224

Lease liabilities (note 11)	2,434,488	-
Loans payable (note 12)	532,911	-
Deferred tax liability (note 19)	65,638	-
Total liabilities	6,075,795	4,172,224
Shareholders’ equity (deficiency)
Share capital (note 13)	12,541,038	20
Contributed surplus	1,267,551	-
Cumulative translation adjustment	118,162	-
Digital currency revaluation reserve	1,982,501	-
Deficit	(5,465,446)	(274,733)
Total shareholders’ equity (deficiency)	10,443,806	(274,713)
Total liabilities and shareholders’ equity (deficiency)	$16,519,601	$3,897,511

Nature of operations and going concern (note 1)

Subsequent events (note 22)

Approved on behalf of the Board:

“Michel Amar” , Director	“Donald Christie” , Director

The accompanying notes are an integral part of these consolidated financial statements.

Digihost Technology Inc. (formerly HashChain Technology Inc.)

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States Dollars)

	Year Ended December 31,
	2020	2019
Revenue from digital currency mining (note 4)	$3,553,362	$-
Cost of digital currency mining
Operating and maintenance costs	(4,163,007)	-
Depreciation and amortization	(3,387,043)	-
Gross loss	(3,996,688)	-
Expenses
Office and administrative expenses	(233,227)	(7,175)
Professional fees	(229,573)	(262,793)
Regulatory fees	(77,827)	-
Share based compensation (note 15)	(1,247,551)	-
Gain on sale of digital currency (note 4)	62,799	-
Other income	44,068	-
Insurance proceeds	109,900	-
Operating loss	(5,568,099)	(269,968)
Net financial expenses (note 17)	(258,427)	-
Net loss before income taxes	(5,826,526)	(269,968)
Deferred tax recovery (note 19)	635,813	-
Net loss for the year	(5,190,713)	(269,968)
Other comprehensive income
Items that will be reclassified to net income Foreign currency translation adjustment	118,162	-
Items that will not be reclassified to net income Revaluation of digital currency, net of tax	1,982,501	-
Total comprehensive loss for the year	$(3,090,050)	$(269,968)
Basic and diluted loss per share	$(0.15)	$(742)
Weighted average number of subordinate voting shares outstanding - basic and diluted	35,146,572	364

The accompanying notes are an integral part of these consolidated financial statements.

Digihost Technology Inc. (formerly HashChain Technology Inc.)

Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Year Ended December 31,
	2020	2019

Operating activities
Net loss for the year	$(5,190,713)	$(269,968)
Adjustments for:
Deferred taxes	(635,813)	-
Gain on sale of digital currency	(62,799)	-
Digital currency mined	(3,553,362)	-
Digital currency sold	1,792,071	-
Depreciation of right-of-use assets	174,388	-
Depreciation and amortization	3,212,655	-
Interest on lease liabilities	216,435	-
Share based compensation	1,247,551	-
Foreign exchange loss	63,464	-
Non-cash working capital items:
Prepaid expenses	(12,622)	-
Amounts receivable	(262,672)	(161,899)
Accounts payable and accrued liabilities	761,560	63,693
Net cash used in operating activities	(2,249,857)	(368,174)

Investing activity
Purchase of property, plant and equipment	(1,154,260)	-
Net funds for loan receivable	(113,917)	(2,431,655)
Net cash used in investing activity	(1,268,177)	(2,431,655)

Financing activities
Subscription proceeds	-	4,103,766
Return of subscription proceeds	(39,335)	-
Loans payable	2,543,083	-
Lease payments	(258,381)	-
Repurchase of shares	(20)	-
Net cash provided by financing activities	2,245,347	4,103,766
Net change in cash	(1,272,687)	1,303,937
Cash, beginning of year (1)	1,303,937	-
Cash, end of year (1)	$31,250	$1,303,937

(1)	In 2019, cash was composed of cash and cash held in trust.

Supplemental information
Interest paid	$18,114	$-

The accompanying notes are an integral part of these consolidated financial statements.

Digihost Technology Inc. (formerly HashChain Technology Inc.)
Consolidated Statement of Changes in Shareholders’ Equity (Deficiency)
(Expressed in United States Dollars)

	Number of shares				Cumulative	Digital currency
	Subordinate voting shares	Proportionate voting shares	Share capital	Contributed surplus	Translation Adjustment	revaluation reserve	Deficit	Total

Balance, December 31, 2018	6,507,038	-	$20	$-	$-	$-	$(4,765)	$(4,745)
Acquisition of NODE40 assets	23,522	-	-	-	-	-	-	-
Net loss for the year	-	-	-	-	-	-	(269,968)	(269,968)

Balance, December 31, 2019	6,530,560	-	20	-	-	-	(274,733)	(274,713)
Issuance of Old Digihost shares for transfer of lease and property and equipment and intangibles (notes 7, 9, 10 and 11)	-	-	5,480,000	-	-	-	-	5,480,000
Cancellation of founder shares (note 13(b)(ii))	-	-	(20)	-	-	-	-	(20)
Shares issued pursuant to reverse takeover transaction (note 3)	29,820,000	-	2,957,458	-	-	-	-	2,957,458
Private placement (note 13(b)(i))	5,592,487	-	4,044,431	20,000	-	-	-	4,064,431
Share exchange for proportionate voting shares (note 13(b)(i))	(1,999,997)	10,000	-	-	-	-	-	-
Shares issued as payment for accounts payable	130,611	-	59,149	-	-	-	-	59,149
Share based compensation	-	-	-	1,247,551	-	-	-	1,247,551
Transaction with owners	40,073,661	10,000	12,541,038	1,267,551	-	-	(274,733)	13,533,856
Foreign currency translation adjustment	-	-	-	-	118,162	-	-	118,162
Revaluation of digital currency, net of tax	-	-	-	-	-	1,982,501	-	1,982,501
Net loss for the year	-	-	-	-	-	-	(5,190,713)	(5,190,713)
Total comprehensive loss for the year	-	-	-	-	118,162	1,982,501	(5,190,713)	(3,090,050)

Balance, December 31, 2020	40,073,661	10,000	$12,541,038	$1,267,551	$118,162	$1,982,501	$(5,465,446)	$10,443,806

The accompanying notes are an integral part of these consolidated financial statements.

Digihost Technology Inc. (formerly HashChain Technology Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(Expressed in United States Dollars)

1.	Nature of operations and going concern

Digihost Technology Inc. (the “Digihost”) was incorporated in British Columbia, Canada, on February 18, 2017 as Chortle Capital Corp and subsequently changed its name to HashChain Technology Inc. on September 18, 2017, and again to Digihost Technology Inc. on February 14, 2020. Digihost and its subsidiary (together the “Company”) is a blockchain technology company with operations in cryptocurrency mining. The head office of the Company is located at 1001 East Delavan Avenue, Buffalo, New York, 14215.

On February 14, 2020, a reverse takeover transaction (the “RTO Transaction”) between Digihost International, Inc. (“Old Digihost”) and HashChain Technology Inc. (“HashChain”) was completed (note 3). On completion of the RTO Transaction, Old Digihost was determined to be the accounting acquirer and accordingly, the financial statements are a continuation of the Old Digihost. In connection with completion of the RTO Transaction, HashChain has changed its name to “Digihost Technology Inc.”. The Company carried on the business of HashChain as a Tier 2 technology issuer under the symbol “DGHI”. Digihost subordinate voting shares were listed for trading on the TSX Venture Exchange (“TSXV”) February 20, 2020.

These consolidated financial statements of the Company were reviewed, approved and authorized for issue by the Board of Directors on April 30, 2021.

The consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern. It would, in this situation, be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying financial statements. Such adjustments could be material.

As at December 31, 2020, the Company had an accumulated deficit of $5,465,446 (December 31, 2019 - $274,733). Net loss for the year ended December 31, 2020 was $5,190,713 (year ended December 31, 2019 - $269,968). The Company had a working capital of $1,650,708 as at December 31, 2020 (December 31, 2019 - deficiency of $274,713). These conditions raise material uncertainties which may cast doubt as to whether the Company will be able to continue as a going concern. Subsequent to the year-end, the Company closed private placements of CAD$50 million (note 22).

These consolidated financial statements have been prepared on a going concern basis, which presumes realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company’s ability to continue as a going concern, namely its ability to generate sufficient cash resources to meet its obligations for at least twelve months from the end of the reporting period, is dependent upon its ability to arrange future financing, which is largely dependent upon prevailing capital market conditions, continued support of its shareholder base and achieving positive cash flows from operations. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business. Such adjustments could be material.

2.	Significant accounting policies

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with IFRS issued effective for the Company’s reporting for the year ended December 31, 2020.

(b)	Statement of presentation

The Company’s consolidated financial statements have been prepared on an accrual basis and under the historical cost basis.

Digihost Technology Inc. (formerly HashChain Technology Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(Expressed in United States Dollars)

2.	Significant accounting policies (continued)

(c)	Basis of consolidation

These consolidated financial statements include the accounts of Digihost and its wholly owned subsidiary: Digihost International, Inc. Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continues to be consolidated until the date that such control ceases. Control is achieved when an investor has power over an investee to direct its activities, exposure to variable returns from an investee, and the ability to use the power to affect the investor’s returns. All inter-company transactions and balances have been eliminated upon consolidation.

(d)	Functional and presentation currency

These financial statements are presented in United States Dollars. The functional currency of Digihost is the Canadian dollar and the functional currency of Digihost International, Inc. is the United States Dollars. All financial information is expressed in United States Dollars, unless otherwise stated.

(e)	Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated to the respective functional currency at exchange rates in effect at the reporting date. Non-monetary assets and liabilities are translated at historical exchange rates at the respective transaction dates. Revenue and expenses are translated at the rate of exchange at each transaction date. Gains or losses on translation are included in foreign exchange expense.

The results and financial position of an entity whose functional currency are translated into a different presentation currency are treated as follows:

●	assets and liabilities are translated at the closing rate at the reporting date;

●	income and expenses for each income statement are translated at average exchange rates at the dates of the period; and

●	all resulting exchange differences are recognized in other comprehensive income as cumulative translation adjustments.

(f)	Revenue recognition

The Company recognizes revenue from the provision of transaction verification services within digital currency networks, commonly termed “cryptocurrency mining”. As consideration for these services, the Company receives digital currency from each specific cryptocurrency mining pool in which it participates. Revenue is measured based on the fair value of the digital currencies received. The fair value is determined using the spot price of the digital currencies on the date of receipt. Digital currencies are considered earned on the completion and addition of a block to the blockchain, at which time the economic benefit is received and can be reliably measured.

(g)	Digital currencies

Digital currencies consist of Bitcoin. Digital currencies meet the definition of intangible assets in IAS 38 Intangible Assets as they are identifiable non-monetary assets without physical substance. They are initially recorded at cost and the revaluation method is used to measure the digital currencies subsequently. Where digital assets are recognized as revenue, the fair value of the bitcoin received is considered to be the cost of the digital assets. Under the revaluation method, increases in fair value are recorded in other comprehensive income, while decreases are recorded in profit or loss. The Company revalues its digital currencies at the end of each quarter. There is no recycling of gains from other comprehensive income to profit or loss. However, to the extent that an increase in fair value reverses a previous decrease in fair value that has been recorded in profit or loss, that increase is recorded in profit or loss. Decreases in fair value that reverse gains previously recorded in other comprehensive income are recorded in other comprehensive income. Gains and losses on digital currencies sold between revaluation dates are included in profit or loss.

Digihost Technology Inc. (formerly HashChain Technology Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(Expressed in United States Dollars)

2.	Significant accounting policies (continued)

(g)	Digital currencies (continued)

Digital currencies are measured at fair value using the quoted price on Cryptocompare. Cryptocompare is a pricing aggregator, as the principal market or most advantageous market is not always known. The Company believes any price difference amongst the principal market and an aggregated price to be immaterial. Management considers this fair value to be a Level 2 input under IFRS 13 Fair Value Measurement fair value hierarchy as the price on this source represents an average of quoted prices on multiple digital currency exchanges.

(h)	Property, plant and equipment

Details as to the Company’s policies for property, plant and equipment are as follows:

Asset	Amortization method	Amortization period
Data miners	Straight-line	12 - 36 months
Equipment	Straight-line	36 and 120 months
Leasehold improvement	Straight-line	120 months

Property, plant and equipment are recorded at cost less accumulated depreciation. Cost includes all expenditures incurred to bring assets to the location and condition necessary for them to be operated in the manner intended by management. Material residual value estimates and estimates of useful life are updated as required, but at least annually.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of any replaced parts is derecognized. All other repairs and maintenance are charged to profit or loss during the fiscal year in which they are incurred.

Gains and losses on disposal are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

(i)	Intangible assets

Intangible assets are accounted for using the cost model whereby capitalized costs are amortized on a straight-line basis over their estimated useful lives. Residual values and useful lives are reviewed at each reporting date. The right of use of an electric power facility is depreciated over 13 years.

When an intangible asset is disposed of, the gain or loss on disposal is determined as the difference between the proceeds and the carrying amount of the asset, and is recognized in profit or loss

Amortization of intangible assets has been included in depreciation and amortization in the consolidated statement of comprehensive loss.

Digihost Technology Inc. (formerly HashChain Technology Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(Expressed in United States Dollars)

2.	Significant accounting policies (continued)

(j)	Impairment of non-financial assets

The Company reviews the carrying amounts of its non-financial assets, including property, plant and equipment and intangible assets when events or changes in circumstances indicate the assets may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs. Assets carried at fair value, such as digital currencies, are excluded from impairment analysis. Cash generating units to which goodwill has been allocated are tested for impairment annually.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows to be derived from continuing use of the asset or cash generating unit are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs of disposal is the amount obtainable from the sale of an asset or cash generating unit in an arm’s length transaction between knowledgeable, willing parties, less the cost of disposal. When a binding sale agreement is not available, fair value less costs of disposal is estimated using a discounted cash flow approach with inputs and assumptions consistent with those of a market participant. If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in net income. With the exception of goodwill, where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized.

(k)	Leases and right-of-use assets

All leases are accounted for by recognizing a right-of-use asset and a lease liability except for:

°	Leases of low value assets; and

°	Leases with a duration of twelve months or less.

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate determined by the incremental borrowing rate on commencement of the lease is used. Variable lease payments are only included in the measurement of the lease liability if they depend on an index or rate. In such cases, the initial measurement of the lease liability assumes the variable element will remain unchanged throughout the lease term. Other variable lease payments are expensed in the period to which they relate.

On initial recognition, the carrying value of the lease liability also includes:

°	Amounts expected to be payable under any residual value guarantee;

°	The exercise price of any purchase option granted if it is reasonable certain to assess that option;

°	Any penalties payable for terminating the lease, if the term of the lease has been estimated on the basis of termination option being exercised.

Right-of-use assets are initially measured at cost, which includes the initial amount of the lease liability, reduced for any lease incentives received, and increased for:

°	Lease payments made at or before commencement of the lease;

°	Initial direct costs incurred; and

°	The amount of any provision recognised where the Company is contractually required to dismantle, remove or restore the leased asset.

Digihost Technology Inc. (formerly HashChain Technology Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(Expressed in United States Dollars)

2.	Significant accounting policies (continued)

(k)	Leases and right-of-use assets (continued)

Lease liabilities, on initial measurement, increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made.

Right-of-use assets are amortized on a straight-line basis over the remaining term of the lease or over the remaining economic life of the asset if this is judged to be shorter than the lease term.

When the Company revises its estimate of the term of any lease, it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted at the same discount rate that applied on lease commencement. The carrying value of lease liabilities is similarly revised when the variable element of future lease payments dependent on a rate or index is revised. In both cases an equivalent adjustment is made to the carrying value of the right-of-use asset, with the revised carrying amount being amortised over the remaining (revised) lease term or recorded in profit or loss if the right-of-use asset is reduced to zero.

(l)	Goodwill

The Company measures goodwill as the fair value of the cost of the acquisition less the fair value of the identifiable net assets acquired, all measured as of the acquisition date. Goodwill is carried at cost less accumulated impairment losses.

(m)	Financial instruments

Financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The primary measurement categories for financial assets are measured at amortized cost, fair value through other comprehensive income (“FVTOCI”) and fair value through profit and loss (“FVTPL”).

Financial assets

Financial assets are classified as either financial assets at FVTPL, amortized cost, or FVTOCI. The Company determines the classification of its financial assets at initial recognition. The Company does not have any financial assets categorised as FVTOCI or FVTPL.

●	Amortized cost

Financial assets are classified as measured at amortized cost if both of the following criteria are met: 1) the object of the Company’s business model for these financial assets is to collect their contractual cash flows; and 2) the asset’s contractual cash flows represent “solely payments of principal and interest”. After initial recognition, these are measured at amortized cost using the effective interest rate method. Discounting is omitted where the effect of discounting is immaterial. The Company’s cash, cash held in trust, amounts receivables and loan receivable are classified as financial assets and measured at amortized cost.

Revenues from these financial assets are recognized in financial revenues, if any.

Financial liabilities

Financial liabilities are subsequently measured at amortized cost using the effective interest rate method.

The Company’s accounts payable and accrued liabilities (excluding salaries payable), subscription liability and loans payable are classified as measured at amortized cost.

Digihost Technology Inc. (formerly HashChain Technology Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(Expressed in United States Dollars)

2.	Significant accounting policies (continued)

(m)	Financial instruments (continued)

Derecognition

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled, or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss. Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and substantially all the risks and rewards are transferred.

Expected Credit Loss Impairment Model

The Company uses the single expected credit loss impairment model, which is based on changes in credit quality since initial application.

The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due. The Company considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to the Company in full or when the financial asset is more than 90 days past due.

The carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Company determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off.

Fair Value

Financial instruments recorded at fair value on the statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

●	Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

●	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices); and

●	Level 3 – inputs for the assets or liability that are not based on observable market data (unobservable inputs).

(n)	Share capital and equity

Share capital represents the amount received on the issue of shares, less issuance costs, net of any underlying income tax benefit from these issuance costs. When warrants are issued in connection with shares, the Company uses the residual method for allocating fair value to the shares and then to warrants.

Contributed surplus include the value of warrants and stock options. When warrants and stock options are exercised, the related compensation cost and value are transferred to share capital.

Deficit include all current and prior year losses.

Digital currency revaluation reserve includes gains and losses from the revaluation of digital currencies, net of tax.

Cumulative translation reserve includes foreign currency translation differences arising from the translation of financial statements of foreign entities into United States dollars.

Digihost Technology Inc. (formerly HashChain Technology Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(Expressed in United States Dollars)

2.	Significant accounting policies (continued)

(o)	Share-based compensation

The granting of stock options to employees, officers, directors or consultants of the Company requires the recognition of share-based compensation expense with a corresponding increase in contributed surplus in shareholders’ equity. The fair value of stock options that vest immediately are recorded as share-based compensation expense at the date of the grant. The expense for stock options that vest over time is recorded over the vesting period using the graded method, which incorporates management’s estimate of the stock options that are not expected to vest. For stock options where vesting is subject to the completion of performance milestones, the estimate for completion of the milestone is reviewed at each reporting date for any change in the estimated vesting date, and to the extent there is a material change in the vesting date estimate, the amortization to be recognized is recalculated for the new timeline estimate and adjusted on a prospective basis in the current period. The effect of a change in the number of stock options expected to vest is a change in an estimate and the cumulative effect of the change is recognized in the period when the change occurs. On exercise of an stock option, the consideration received and the estimated fair value previously recorded in contributed surplus is recorded as an increase in share capital.

Stock options awarded to consultants are measured based on the fair value of the goods and services received unless that fair value cannot be estimated reliably. If the fair value of the goods and services cannot be reliably measured, then the fair value of the equity instruments granted is used to recognize the expense.

(p)	Loss per share

The Company presents basic and diluted loss per share data for its subordinate voting shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of subordinate voting shares and proportionate voting shares outstanding during the period. Diluted loss per share is determined by adjusting the weighted average number of subordinate voting shares and proportionate voting shares outstanding to assume conversion of all dilutive potential subordinate voting shares. Diluted loss per share equals basic loss per share given the anti-dilutive options and warrants.

(q)	Provisions

Provisions are recognized when the Company has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result, and that outflow can be reliably measured.

The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period.

(r)	Income taxes

Income tax on the profit or loss for the years presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes and the initial recognition of assets or liabilities that affect neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date.

Digihost Technology Inc. (formerly HashChain Technology Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(Expressed in United States Dollars)

2.	Significant accounting policies (continued)

(r)	Income taxes (continued)

A deferred tax asset is recognized only to the extent that it is probable that the underlying tax loss or deductible temporary difference will be utilized against future taxable income. Deferred tax liabilities are always provided for in full.

Changes in deferred tax assets or deferred tax liabilities are recognized as revenues or expense in profit and loss, unless they relate to items that were recognized directly in equity, in which case the related deferred taxes are also recognized in equity.

(s)	Business combinations

The Company applies the acquisition method in accounting for business combinations. The consideration transferred by the Company to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Company, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred. Assets acquired and liabilities assumed are measured at their acquisition-date fair values.

(t)	Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Company.

At the date of authorization of these consolidated financial statements, several new, but not yet effective, standards and amendments to existing standards, and interpretations have been published by the IASB. None of these standards or amendments to existing standards have been adopted early by the Company. Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. New standards, amendments and interpretations not adopted in the current year have not been disclosed as they are not expected to have a material impact on the Company’s consolidated financial statements.

Critical accounting judgements, estimates and assumption

The preparation of these financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the year in which the estimate is revised and future years if the revision affects both current and future years. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Digihost Technology Inc. (formerly HashChain Technology Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(Expressed in United States Dollars)

2.	Significant accounting policies (continued)

Critical accounting judgements, estimates and assumption (continued)

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Significant judgements

(i)	Income from digital currency mining

The Company recognizes income from digital currency mining from the provision of transaction verification services within digital currency networks, commonly termed “cryptocurrency mining”. As consideration for these services, the Company receives digital currency from each specific network in which it participates (“coins”). Income from digital currency mining is measured based on the fair value of the coins received. The fair value is determined using the spot price of the coin on the date of receipt. The coins are recorded on the statement of financial position, as digital currencies, at their fair value less costs to sell and re- measured at each reporting date. Revaluation gains or losses, as well as gains or losses on the sale of coins for traditional (fiat) currencies are included in profit or loss in accordance with the Company’s treatment of its digital currencies as a traded commodity.

There is currently no specific definitive guidance in IFRS or alternative accounting frameworks for the accounting for the mining and strategic selling of digital currencies and management has exercised significant judgement in determining appropriate accounting treatment for the recognition of income from digital currency mining for mining of digital currencies. Management has examined various factors surrounding the substance of the Company’s operations, including the stage of completion being the completion and addition of a block to a blockchain and the reliability of the measurement of the digital currency received.

(ii)	Business combination

Management uses judgement to determines whether assets acquired and liabilities assumed constitute a business. A business consists of inputs and processes applied to those inputs that have the ability to create outputs.

The Company completed the RTO Transaction in February 2020 (note 3) and concluded that the entity acquired did qualify as a business combination under IFRS 3, “Business Combinations”, as significant processes were acquired. Accordingly, the RTO Transaction has been accounted for as a business combination.

(iii)	Going concern

The assessment of the Company’s ability to continue as a going concern involves judgment regarding future funding available for its operations and working capital requirements as discussed in note 1.

(iv)	Leases – incremental borrowing rate

Judgment is applied when determining the incremental borrowing rate used to measure the lease liability of each lease contract, including an estimate of the asset-specific security impact. The incremental borrowing rate should reflect the interest rate the Company would pay to borrow at a similar term and with similar security.

(v)	Income, value added, withholding and other taxes

The Company is subject to income, value added, withholding and other taxes. Significant judgment is required in determining the Company’s provisions for taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. The determination of the Company’s income, value added, withholding and other tax liabilities requires interpretation of complex laws and regulations. The Company’s interpretation of taxation law as applied to transactions and activities may not coincide with the interpretation of the tax authorities. All tax related filings are subject to government audit and potential reassessment subsequent to the financial statement reporting period. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax related accruals and deferred income tax provisions in the year in which such determination is made.

Digihost Technology Inc. (formerly HashChain Technology Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(Expressed in United States Dollars)

2.	Significant accounting policies (continued)

Critical accounting judgements, estimates and assumption (continued)

Significant estimates

(i)	Determination of asset and liability fair values and allocation of purchase consideration

Significant business combinations require judgements and estimates to be made at the date of acquisition in relation to determining the relative fair value of the allocation of the purchase consideration over the fair value of the assets. The information necessary to measure the fair values as at the acquisition date of assets acquired requires management to make certain judgements and estimates about future events, including but not limited to availability of hardware and expertise, future production opportunities, future digital currency prices and future operating costs.

(ii)	Useful lives of property, plant and equipment

Depreciation of data miners and equipment are an estimate of its expected life. In order to determine the useful life of computing equipment, assumptions are required about a range of computing industry market and economic factors, including required hashrates, technological changes, availability of hardware and other inputs, and production costs.

(iii)	Digital currency valuation

Digital currencies consist of cryptocurrency denominated assets (note 4) and are included in current assets. Digital currencies are carried at their fair value determined by the spot rate less costs to sell. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies would have a significant impact on the Company’s earnings and financial position.

(iv)	Impairment of goodwill

Goodwill is tested for impairment if there is an indicator of impairment and annually for all CGUs with goodwill. The Company considers both external and internal sources of information for indications that goodwill is impaired. External sources of information we consider include changes in the market and economic and legal environment in which the CGU operates that are not within its control and affect the recoverable amount of goodwill. Internal sources of information considered include the strategic plans for the Company including estimates of revenue and other indications of economic performance of the assets.

3.	Reverse takeover

On February 14, 2020, there was a RTO Transaction between Old Digihost and HashChain. In connection with completion of the RTO Transaction, HashChain acquired all the issued and outstanding shares of Old Digihost in exchange for 29,820,000 subordinate voting shares of the Company. In substance, the transaction involves Old Digihost shareholders obtaining control of the Company; accordingly, the transaction is considered to be a reverse acquisition transaction under which Old Digihost is identified as the accounting acquirer.

At the time of the transaction, HashChain had operations in cryptocurrency mining and met the definition of a business, and the transaction was accordingly considered a business combination. The purpose of the RTO Transaction was to acquire the operations of HashChain and to obtain listing on a public exchange. The transaction costs associated with this RTO Transaction was $59,149.

As Old Digihost was deemed to be the acquirer for accounting purposes, these consolidated financial statements present the historical financial information to the date of the Transaction are those of Old Digihost presented as a continuation of Old Digihost.

Digihost Technology Inc. (formerly HashChain Technology Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(Expressed in United States Dollars)

3.	Reverse takeover (continued)

Pursuant to the business combination transaction, the net assets acquired from the acquisition are to be recorded at their estimated fair values in accordance with IFRS 3. The allocation of the purchase consideration is as follows:

Consideration
Fair value of 6,530,560 subordinate voting shares of Hashchain (1)	$2,957,458

Net assets acquired
Property, plant and equipment	$2,244,509
Accounts payable and other payables	(576,957)
1,667,552
Goodwill acquired (2)	1,289,906
$2,957,458

(1)	The common shares issued were valued based on the HashChain closing price of CAD$0.60 on the TSXV on February 14, 2020.
(2)	The goodwill acquired from the RTO Transaction is primarily attributable to the synergies expected to arise from vertical integration of the cryptocurrency mining operations which is the only segment of the Company.

4.	Digital currencies

The Company’s holdings of digital currencies consist of the following:

	As at December 31,	As at December 31,
	2020	2019
Bitcoin	$4,508,042	$-

The continuity of digital currency was as follows:

	Number of Bitcoin	Amount
Balance, December 31, 2019	-	$-
Bitcoin mined	335	3,553,362
Bitcoin traded for cash(1)	(181)	(1,792,071)
Gain on sale of bitcoin(1)	-	62,799
Revaluation adjustment	-	2,683,952
Balance, December 31, 2020	154	$4,508,042
Bitcoin - current(3)	7	$204,911
Bitcoin used as collateral(4)	147	$4,303,131

(1)	During the year ended December 31, 2020, the Company exchanged its bitcoin for cash totaling $1,792,071 with a cost of $1,729,272, which resulted in a realized gain on sale of $62,799.
(2)	Digital assets held are revalued each reporting period based on the fair market value of the price of bitcoin on the reporting date. As at December 31, 2020, the price of bitcoin was $29,273 resulting in a revaluation gain of $2,683,952 recorded to other comprehensive income net of tax of $701,451.
(3)	Bitcoin that is held by the Company and available for use as at December 31, 2020.
(4)	Bitcoin held by Enigma (128) and Blockfills (19) a collateral for the loans (note 12).

Digihost Technology Inc. (formerly HashChain Technology Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(Expressed in United States Dollars)

5.	Amounts receivable and prepaid expenses

	As at	As at
	December 31,	December 31,
	2020	2019
Prepaid insurance	$12,622	$-
Amount receivable from HashChain Technology Inc.	-	161,919
	$12,622	$161,919

6.	Loan receivable

During the year ended December 31, 2020, Nyam, LLC, a company controlled by the Chief Executive Officer (“CEO”) received net loan proceeds of $113,917 (2019 - $2,431,655). In February 2020, $2,404,020 was settled through the purchase of data miners from Nyam, LLC. These amounts are non-interest bearing, unsecured and due on demand.

7.	Property, plant and equipment

	Data miners		Equipment		Leasehold improvement		Total
Cost
Balance - December 31, 2019	$-		$-		$-		$-
Additions	3,558,280	(1)	2,760,000	(2)	1,040,000	(2)	7,358,280
Acquired from RTO Transaction	2,244,509		-		-		2,244,509
Balance - December 31, 2020	$5,802,789		$2,760,000		$1,040,000		$9,602,789

Accumulated depreciation
Balance - December 31, 2019	$-		$-		$-		$-
Depreciation	2,538,211		479,888		87,056		3,105,155
Balance - December 31, 2020	$2,538,211		$479,888		$87,056		$3,105,155

Net carrying value
As at December 31, 2019	$-		$-		$-		$-
As at December 31, 2020	$3,264,578		$2,280,112		$952,944		$6,497,634

(1)	In February 2020, $2,404,020 was purchased from Nyam, LLC to Digihost. Nyam LLC, is a company controlled by the Chief Executive Officer of Digihost.
(2)	Assets acquired as part of facility lease assignment prior of the closing of the RTO Transaction (see note 11).

8.	Goodwill

RTO transaction	$1,289,906
Foreign currency translation	52,375
Balance - December 31, 2020	$1,342,281

For the realization of its impairment test, management has used the approach of fair value less costs to sell. The fair value is derived from the market capitalization of the Company as December 31, 2020 and management determined that the fair value less cost of sales, was higher than the carrying value of the CGU. Following this analysis, management has determined that no impairment was necessary. For these tests, the Company allocates all of its goodwill to a single CGU, the Company as a whole, since this is the lowest level at which goodwill is monitored for internal purposes.

Digihost Technology Inc. (formerly HashChain Technology Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(Expressed in United States Dollars)

9.	Intangible asset

Intangible asset relates to the right of use of an electric power facility.

As at December 31,	2020	2019
Balance, beginning of year	$-	$-
Addition at cost	1,680,000	-
Amortization	(107,500)	-
Balance, end of year	$1,572,500	$-

10.	Right-of-use assets

As at December 31,	2020	2019
Balance, beginning of year	$-	$-
Additions	2,588,107	-
Depreciation	(174,387)	-
Balance, end of year	$2,413,720	$-

Rights-of-use assets are depreciated over a 13 year term. Refer to note 11 for further details.

11.	Lease liabilities

On February 14, 2020, prior to the closing of the RTO Transaction, BIT Management, LLC, Nyam, LLC and BIT Mining International, LLC (collectively the “Sellers”, all companies controlled by the CEO of Digihost) sold to the Company leasehold improvements and equipment and transferred and assigned the lease of the 1001 East Delavan facility. As consideration, Digihost issued 164,000 common shares. These transactions resulted in increases in equipment of $2,760,000, leasehold improvements of $1,040,000, intangible assets of $1,680,000 and right of use assets and lease liabilities of $2,588,107 for a total of $5,480,000 recorded in share capital.

The leases have an initial term ending in March 2023 and have renewal options. The Company intends to renew the leases for an additional 10 years. The Company used a borrowing rate of 10%.

Nyam, LLC made security deposits of $37,917 on the lease. The lease is also guaranteed personally by the CEO.

The continuity of the lease liabilities are presented in the table below:

As at December 31,	2020	2019
Balance, beginning of year	$-	$-
Additions	2,588,107	-
Interest	216,434	-
Lease payments	(258,381)	-
Balance, end of year	$2,546,160	$-
Current portion	$111,672	$-
Non-current portion	2,434,488	-
Total lease liabilities	$2,546,160	$-

Digihost Technology Inc. (formerly HashChain Technology Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(Expressed in United States Dollars)

11.	Lease liabilities (continued)

Maturity analysis - contractual undiscounted cash flows

As at December 31, 2020
Less than one year	$347,667
One to five years	1,405,556
More than five years	2,547,896
Total undiscounted lease obligations	$4,301,119

12.	Loans payable

The Company procured loans as follows:

As at December 31,	2020	2019
Loans at interest rate of 8%, payable on demand. Secured by bitcoin equivalent to 120% of the value of the loan. When the market value of the collateral drops to less than 110% or exceeds 120% of the loan, bitcoins must be transferred to or from the lender to maintain the collateral amount.	$1,182,333	$-
Loans at interest rate of 6.5% and 9.5%, maturing in January 2021. Secured by bitcoin equivalent to 80% of the value of the loan. When the market value of the collateral drops to less than 80% or exceeds 120% of the loan, bitcoins must be transferred to or from the lender to maintain the collateral amount.	385,750	-
Loan at interest rate of 17.5%, maturing on April 1, 2022. The loan is to be repaid in 24 monthly payment of $19,873, capital and interest. The loan is secured by bitcoin equivalent to 120% of the value of the loan.	400,000	-
Loan at interest rate of 17.5%, maturing on April 1, 2022. The loan is to be repaid in 24 monthly payment of $28,568, capital and interest. The loan is secured by bitcoin equivalent to 120% of the value of the loan.	575,000	-
Total loans	$2,543,083	$-
Current	$2,010,172	$-
Non-current	$532,911	$-

As at December 31,	2020	2019
Balance, beginning of the year	$-	$-
New loans	2,543,083	-
Balance, end of the year	$2,543,083	$-

The Company did not repay loans during the year.

Digihost Technology Inc. (formerly HashChain Technology Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(Expressed in United States Dollars)

13.	Share capital

a)	Authorized share capital

During the year ended December 31, 2020, the Company modified its authorized share capital as follows:

Unlimited subordinate voting shares without par value and conferring 1 vote per share.

Unlimited proportionate voting shares without par value, conferring 200 votes per share, convertible at the holder’s option into subordinate voting shares on a basis of 200 subordinate voting shares for 1 proportionate voting shares.

As part of the modification, all outstanding common shares were converted into subordinate voting shares. Prior to the RTO Transaction (note 3), the Company implemented a share consolidation on the basis of 1 new common share for every 40 outstanding common shares. All references to common shares in these consolidated financial statements have been adjusted to reflect the consolidation.

b)	Subordinate voting shares and proportionate voting shares issued

(i)    In 2019, the Company closed a non-brokered private placement, for aggregate gross proceeds of $4,064,431 (CAD$5,395,338) from the sale of 5,481,912 common share subscription receipts at a price of CAD$0.96, with each common share subscription receipt exchangeable for one common share of Digihost, and 110,575 unit subscription receipts at a price of CAD$1.20 per unit subscription receipt, with each unit subscription receipt exchangeable for one unit. Each unit consisted of one subordinate voting share and one subordinate voting share purchase warrant of Digihost. Each warrant entitles the holder thereof to acquire one subordinate voting share at a price of CAD$1.75 with expiry date August 14, 2021. The proceeds were received prior to December 31, 2020 and were recorded as subscription liability. In February 2020, prior to the closing of the RTO transaction, the subscription receipts were exchanged for 5,592,487 common shares of Digihost and then exchanged for 5,592,487 subordinate voting shares of the Company.

The grant date fair value of the 110,575 warrants was estimated as $20,000.

In addition, immediately prior to completion of the RTO Transaction, the Company exchanged 1,999,997 subordinate voting shares of Digihost owned by the CEO and director of Digihost for 10,000 proportionate voting shares.

(ii)	On February 14, 2020, the Company cancelled the 2 founder shares of Old Digihost.

(iii)	On February 14, 2020, the Company issued 130,911 subordinate voting shares as settlement of payables of $59,149.

(iv)	On December 7, 2020, the Company announced that it has received approval to undertake, at the Company’s discretion, a normal course issuer bid program to purchase up to 2,003,683 of its subordinate voting shares for cancellation (the “Bid”). The Company received acceptance from the TSXV to commence the Bid on December 10, 2020. The Bid will terminate on December 10, 2021, or on an earlier date in the event that the maximum number of subordinate voting shares sought in the Bid has been repurchased. The Company reserves the right to terminate the Bid at any time.

Digihost Technology Inc. (formerly HashChain Technology Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(Expressed in United States Dollars)

14.	Warrants

	Number of Warrants	Weighted Average Exercise Price (CAD$)
Balance, December 31, 2018 and December 31, 2019	-	-
Issued (note 13(b)(i))	110,575	1.75
Balance, December 31, 2020	110,575	1.75

The following table reflects the warrants issued and outstanding as of December 31, 2020:

Number of		Weighted Average
Warrants Outstanding	Exercise Price (CAD$)	Contractual Life (years)	Expiry Date

110,575	1.75	0.87	August 14, 2021

15.	Stock options

The Company has a stock option plan whereby the maximum number of shares subject to the plan, in the aggregate, shall not exceed 10% of the Company’s issued and outstanding shares. The exercise price shall be no less than the discount market price as determined in accordance with TSXV policies.

The following table reflects the continuity of stock options for the periods presented below:

	Number of Stock Options	Weighted Average Exercise Price (CAD$)
Balance, December 31, 2018 and December 31, 2019	-	-
Granted (i)	1,875,000	0.96
Balance, December 31, 2020	1,875,000	0.96

(i) On February 14, 2020, the Company granted stock options to directors, officers and consultants of the Company to acquire an aggregate of 1,875,000 subordinate voting shares. The stock options may be exercised at a price of CAD$0.96 per share and expire on February 14, 2025. The stock options vest six months after grant date.

A value of CAD$0.88 per option was estimated for the 1,875,000 stock options on the date of grant with the following assumptions and inputs: share price of CAD$0.96; exercise price of CAD$0.96; expected dividend yield of 0%; expected volatility of 154% which is based on comparable companies; risk-free interest rate of 1.37%; and an expected average life of five years. An expense of $1,247,551 was recorded during the year.

The following table reflects the stock options issued and outstanding as of December 31, 2020:

	Exercise	Weighted Average Remaining	Number of	Number of Options	Number of
Expiry Date	Price (CAD$)	Contractual Life (years)	Options Outstanding	Vested (exercisable)	Options Unvested
February 14, 2025	0.96	4.38	1,875,000	1,875,000	-

Digihost Technology Inc. (formerly HashChain Technology Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(Expressed in United States Dollars)

16.	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties include key management personnel and may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions are recorded at the exchange amount, being the amount agreed to between the related parties.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and members of the Board of Directors.

Remuneration of key management personnel of the Company was as follows:

	Year Ended December 31,
	2020	2019
Professional fees (1)	$40,491	$-
Share based compensation(2)	1,047,943	-
	$1,088,434	$-

(1)	In September 2019, Ms. Cindy Davis was appointed Chief Financial Officer of the Company. Ms. Davis is also a senior employee of Marrelli Support Services Inc. (“Marrelli Support”). Marrelli Support also provides accounting services to the Company. As at December 31, 2020, Marrelli Support was owed $9,784 (December 31, 2019 - $2,436).

(2)	Represents the share based compensation for officer and directors.

A Surety Bond of $341,000 issued to a supplier is guaranteed by Nyam, LLC, a company controlled by the CEO.

See notes 6, 7, 11 and 12 for additional related party transactions.

17.	Additional information on the nature of comprehensive loss components

	Year Ended December 31,
	2020	2019
Expenses for employee benefits
Operating and maintenance costs	$182,628	$-
Professional fees	40,491	-
Share based compensation	1,247,551	-
	$1,470,670	$-
Net financial expenses
Interest in loans	$41,992	$-
Interest on lease liabilities	216,435	-
	$258,427	$-

Digihost Technology Inc. (formerly HashChain Technology Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(Expressed in United States Dollars)

18.	Segmented reporting

The Company has one operating segment being cryptocurrency mining located in the United States. The operations of the Company are located in two geographic locations, Canada and the United States. Geographic segmentation is as follows:

As at December 31, 2020	Canada	United States	Total
Current assets	$-	$4,693,466	$4,693,466
Non-current assets	1,342,281	10,483,854	11,826,135
Total assets	$1,342,281	$15,177,320	$16,519,601

As at December 31, 2019	Canada	United States	Total
Current assets	$-	$3,897,511	$3,897,511
Non-current assets	-	-	-
Total assets	$-	$3,897,511	$3,897,511

19.	Income taxes

(a)	Provision for income taxes

	Year Ended December 31,
	2020	2019
Loss before income taxes	$(5,826,526)	$(269,968)
Combined statutory income tax rate	27.00%	27.50%
Income tax benefit at the statutory tax rate	(1,573,162)	(74,241)
Non-deductible expenses	119,543	-
Share based compensation	336,839	-
Tax asset recognized	(71,801)	-
Change in deferred tax rates	18,682	-
Other	1,497	-
Temporary difference unrecognized	532,589	74,241
Deferred Income tax (recovery) provision	$(635,813)	$-

Composition of deferred income taxes in the income statement
Inception and reversal of temporary differences	$(1,168,402)	$(74,241)
Temporary differences not recorded	532,589	74,241
Deferred Income tax (recovery) provision	$(635,813)	$-

Digihost Technology Inc. (formerly HashChain Technology Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(Expressed in United States Dollars)

19.	Income taxes (continued)

(b)	Deferred income tax

Movement of deferred income tax in 2020

	January 1, 2020	Profit or loss	Other Comprehensive Income	December 31, 2020
Property, plant and equipment	$-	$(720,818)	$-	$(720,818)
Digital currencies	-	-	(701,451)	(701,451)
Non-capital losses	-1,356,631		-	1,356,631
Total	$-	$635,813	$(701,451)	$(65,638)

As at December 31, 2020, deductible timing differences for which the Company has not recognized deferred tax asset are as follows:

Federal
Property, plant and equipment	$26,402,452
Share issue costs	758,041
Capital losses carried forward	123,757
Operating losses carried forward	433,285
$27,717,535

The ability to realize the tax benefits is dependent upon a number of factors, including the future profitability of operations. Deferred tax assets are recognized only to the extent that it is probable that sufficient taxable profits will be available to allow the asset to be recovered. Accordingly, some deferred tax assets have not been recognized, these deferred tax assets not recognized equal an amount of $7,483,735.

As at December 31, 2020, the Company has non-capital tax losses, which are available to reduce income taxes in future years and expire as follows:

Federal
2040	$433,285

As at December 31, 2019, deductible timing differences and losses for which the company has not recognized deferred tax asset are as follows:

USA
Operating losses carried forward	$274,731

The ability to realize the tax benefits is dependent upon a number of factors, including the future profitability of operations. Deferred tax assets are recognized only to the extent that it is probable that sufficient taxable profits will be available to allow the asset to be recovered. Accordingly, some deferred tax assets have not been recognized, these deferred tax assets not recognized equal an amount of $75,551.

Digihost Technology Inc. (formerly HashChain Technology Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(Expressed in United States Dollars)

20.	Financial instruments and risk management

Fair value

The Company is exposed to a variety of financial related risks. The fair value of the Company’s financial instruments, including cash, cash held in trust, amounts receivable, amount receivable from HashChain, loan receivable and accounts payable and accrued liabilities, subscription liability and loans payable approximates their carrying value due to their short-term nature. The fair value of long term loans payable approximate their carrying amounts based on actualized cash flows (Level 2). Digital currencies are measured at fair value using the quoted price on Cryptocompare. (Level 2)

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash, cash held in trust, receivable from HashChain and loan receivable. The cash is deposited in a bank accounts held with one major bank in the United States so there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company believes no impairment is necessary in respect of loan receivable and receivable from HashChain as balances are monitored on a regular basis with the result that exposure to bad debt is insignificant.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by maintaining cash balances to ensure that it is able to meet its short term and long-term obligations as and when they fall due. The Company manages cash projections and regularly updates projections for changes in business and fluctuations cause in digital currency prices and exchange rates.

The following table summarizes the expected maturity of the Corporation’s significant financial liabilities based on the remaining period from the balance sheet date to the contractual maturity date:

As at December 31, 2020	Payments by period
	Less than			More than		Carrying
	1 year	1-3 years	4-5 years	5 years	Total	Value

Accounts payable and accrued liabilities	$920,914	$-	$-	$-	$920,914	$920,914
Loan payable	2,146,231	570,933	-	-	2,717,164	2,543,083

	$3,067,145	$570,933	$-	$-	$3,638,078	$3,463,997

As at December 31, 2019	Payments by period
	Less than			More than		Carrying
	1 year	1-3 years	4-5 years	5 years	Total	Value

Accounts payable and accrued liabilities	$68,458	$-	$-	$-	$68,458	$68,458
Subscription liability	4,103,766	-	-	-	4,103,766	4,103,766
	$4,172,224	$-	$-	$-	$4,172,224	$4,172,224

Digihost Technology Inc. (formerly HashChain Technology Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(Expressed in United States Dollars)

20.	Financial instruments and risk management (continued)

Foreign currency risk

Currency risk relates to the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations affect the costs that the Company incurs in its operations.

The Company’s functional and presentation currency is the US dollar. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than an entity’s functional currency. The fluctuation of the Canadian dollar in relation to the US dollar will consequently impact the profitability of the Company and may also affect the value of the Company’s assets and liabilities and the amount of shareholders’ equity. As as December 31, 2020, the foreign currency risk was considered minimal.

Digital currency risk

Digital currency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. The profitability of the Company is directly related to the current and future market price of digital currencies; in addition, the Company may not be able liquidate its holdings of digital currencies at its desired price if required. A decline in the market prices for digital currencies could negatively impact the Company’s future operations. The Company has not hedged the conversion of any of its sales of digital assets.

Digital currencies have a limited history and the fair value historically has been very volatile. Historical performance of digital currencies is not indicative of their future price performance. The Company’s digital currencies currently solely consist of bitcoin.

At December 31, 2020, had the market price of the Company’s holdings of Bitcoin increased or decreased by 10% with all other variables held constant, the corresponding asset value increase or decrease respectively would amount to

$450,804.

21.	Capital management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of equity comprised of issued share capital, reserves and loans payable. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances or by undertaking other activities as deemed appropriate under the specific circumstances. The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2019.

22.	Subsequent events

(i)	On January 5, 2021, the Company granted to officers, directors, employees and consultants of the Company an aggregate of 1,575,491 incentive stock options to purchase subordinate voting shares under the Company’s incentive stock option plan. Each stock option is exercisable into a subordinate voting share of the Company at a price of $1.25 for a period of five years from the date of grant. The stock options will vest fully on the six-month anniversary of the date of grant and be subject to the terms and conditions of the Plan and the policies of the TSXV.

(ii)	On January 5, 2021, the Company announced that it has entered into a debt settlement agreement with two of its third-party creditors (the “Creditors”) and pursuant to the debt settlement agreement issued an aggregate of 96,815 subordinate voting shares in consideration for the settlement of a total of $80,000 in accrued liabilities owing to the Creditors in respect of consulting fees (the “Debt Settlement”).

Digihost Technology Inc. (formerly HashChain Technology Inc.)

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

(Expressed in United States Dollars)

22.	Subsequent events (continued)

(iii)	On January 8, 2021, the Company closed a non-brokered private placement for 349,876 subordinate voting shares for CAD$0.81 for gross proceeds of CAD$283,400.

(iv)	On February 19, 2021, the Company announced the closing of a non-brokered private placement financing for aggregate gross proceeds of CAD$4,000,000 (the “Offering”). Pursuant to the Offering, the Company issued 4,938,271 subordinate voting shares of the Company. In connection with the Offering, the Company paid a commission of 148,148 Shares to third party advisors.

(v)	On March 17, 2021, the Company announced the Company the closing of a private placement for gross proceeds of CAD$25 million. The private placement consisted of the sale of 9,363,296 subordinate voting shares (“Share”) of the Company and warrants to purchase 9,363,296 subordinate voting shares (“Warrants”). The Warrants have an exercise price of CAD$3.14 per Share and exercise period of three years from the issuance date.

H.C. Wainwright & Co. acted as the exclusive placement agent and received (i) a cash commission equal to 8.0% of the gross proceeds of the Offering and (ii) 749,064 non-transferable broker warrants (the “Broker Warrants”). Each Broker Warrant entitles the holder to purchase one subordinate voting share at an exercise price of CAD$3.3375 at any time for a period of three years from the issuance date.

(vi)	On March 26, 2021, the Company granted to directors, officers, employees and consultants of the Company an aggregate of 1,600,000 incentive stock options to purchase subordinate voting shares under the Company’s incentive stock option plan. Each stock option is exercisable into a subordinate voting share of the Company at a price of CAD$2.49 for a period of five years from the date of grant. The stock options will vest fully on the six-month anniversary of the date of grant and be subject to the terms and conditions of the Plan and the policies of the TSXV.

(v)	On April 13, 2021, the Company announced the closing of a private placement for gross proceeds of CAD$25 million. The private placement consisted of the sale of 11,682,243 subordinate voting shares (“Share”) of the Company and warrants to purchase 11,682,243 subordinate voting shares (“Warrants”), at a purchase price of CAD$2.14 per Share and associated Warrant. The Warrants have an exercise price of CAD$2.37 per Share and exercise period of four years from the issuance date.

H.C. Wainwright & Co. acted as the exclusive placement agent and received (i) a cash commission equal to 8.0% of the gross proceeds of the Offering and (ii) 934,579 non-transferable broker warrants (the “Broker Warrants”). Each Broker Warrant entitles the holder to purchase one common share at an exercise price of CAD$2.675 at any time for a period of four years from the issuance date.